

So 3/9/04

SECURITI   04004555   SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *53105*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2004

REPORT FOR THE PERIOD BEGINNING **01/01/2003** AND ENDING **12/31/2003**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bannockburn Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street

New York   **NY**   **10005**
(City)   (State)   (Zip Code)
(No. and Street)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory O'Connor   **(212) 918-4758**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andy Magurulis — Tarlow & Co.
(Name – if individual, state last, first, middle name)

7 Penn Plaza Suite 804   **NY**   **NY**   **10001**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3.18.04

OATH OR AFFIRMATION

I, _Gregory OConnor_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Bannockburn Partners, LLC_ , as of _Feb 26th_ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
Signature

CEO

_____
Notary Public   Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BANNOCKBURN PARTNERS, LLC

ANNUAL REPORT

DECEMBER 31, 2003

BANNOCKBURN PARTNERS, LLC

TABLE OF CONTENTS



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bannockburn Partners, LLC

We have audited the accompanying statement of financial condition of Bannockburn Partners, LLC, as of December 31, 2003, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bannockburn Partners, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 13, 2004

BANNOCKBURN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	1,802
Receivable from clearing broker		113,810
Other current assets		9,916
Security deposits		2,775
Total assets		$128,303

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	15,607
Members' capital		112,696
Total liabilities and members' capital		$128,303

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenue

Commission income	$ 7,141	
Gains (losses) on firm securities investment accounts	(4,265)	
Interest and dividends	219	
Total revenue		$ 3,095

Expense

Commission expense	5,318	
Exchange fees and clearance charges	3,930	
Professional fees	8,062	
Interest	37	
Regulatory fees and expense	2,609	
Other	5,338	
Total expenses		25,294
Loss before provision for income taxes		(22,199)
Provision for income taxes		-
Net loss		$ (22,199)

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2003

Balance as of December 31, 2002	$ 119,895
Capital contributions	15,000
Net loss	(22,199)
Balance as of December 31, 2003	$ 112,696

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities

Net loss	$ (22,199)	
Adjustment to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in:		
Receivable from clearing broker	(290)	
Securities owned – at market	5,616	
Other current assets	(9,916)	
Security deposits	(2,775)	
Increase (decrease) in:		
Accounts payable and accrued expenses	14,721	
Net cash used by operating activities		$ (14,843)

Cash flows from financing activities

Capital contributions	15,000	
Net cash provided by financing activities		15,000
Net increase in cash		157
Cash at beginning of year		1,645
Cash at end of year		$ 1,802

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$	37
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - ORGANIZATION

Bannockburn Partners, LLC (the "Company") was formed on June 15, 2000 under the laws of the State of New York. As of June 22, 2001, the Company is registered to operate as a broker dealer in securities with the United States Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Security transactions

The Company records securities transactions and commission revenue and expenses on a trade-date basis. Securities owned are stated at market value with unrealized gains and losses reflected in income.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

TARLOW & CO., C.P.A.'S

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through its clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, its clearing broker and financial institutions with which it conducts business.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2003, the Company had net capital of $107,146, which was $7,146 more than its required minimum net capital of $100,000.

On January 22, 2004, an additional capital contribution in the amount of $30,000 was made so that the company's net capital exceeded 120% of its minimum required net capital of $100,000.

NOTE 6 - RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through a clearing broker on a fully disclosed basis. Therefore, the company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 7 - INCOME TAXES

No provision for federal and state income taxes has been made as the Company was formed as a limited liability company which flows the items of income or loss through to the members' individual income tax returns. As such, the Company is not liable for federal and state income taxes. The Company is subject to local income taxes.

TARLOW & CO., C.P.A.'S

SUPPLEMENTARY INFORMATION

BANNOCKBURN PARTNERS, LLC

SUPPLEMENTARY INFORMATION

**COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1**

DECEMBER 31, 2003

Members' Capital		$ 112,696
Credits - liability subordinated to claims of general creditors		-
Debits:		
Nonallowable assets		5,550
Net capital before haircuts on marketable securities		107,146
Haircuts on securities		
Stock	$ -	
Undue concentrations	-	
Net capital per rule 15c3-1		107,146
Minimum net capital requirement - 6-2/3% of aggregate indebtedness of $15,607 or $100,000, whichever is greater		100,000
Excess net capital		$ 7,146

Aggregate Indebtedness

Accounts payable and accrued expenses	$ 15,607	
Total aggregate indebtedness		$ 15,607
Ratio of aggregate indebtedness to net capital		0.15 to 1

**Reconciliation with Company's Computation (included in Part II of
Form X-17-A-5 as of December 31, 2003**

Other current assets	9,916
Accounts payable and accrued expenses	(12,516)
Non-allowable assets	(5,550)
Audit adjustments	(8,150)
Net Capital, as filed	115,296
Net Capital as adjusted, per above	$ 107,146

REPORT ON INTERNAL CONTROL STRUCTURE



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To The Members of
Bannockburn Partners, LLC

In planning and performing our audit of the financial statements and all supplemental schedules of Bannockburn Partners, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co, C.P.A.'s

New York, New York
February 13, 2004